Exhibit 99(d)

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
                           Entergy Mississippi, Inc.
             Computation of Ratios of Earnings to Fixed Charges and
       Ratios of Earnings to Combined Fixed Charges and Preferred Dividends

                                                                                                               March 31,
                                                               1996      1997      1998      1999      2000      2001
Fixed charges, as defined:
  Total Interest                                               $48,007   $45,274   $40,927   $38,840   $44,877   $46,780
  Interest applicable to rentals                                 2,165     1,947     1,864     2,261     1,596     1,559
                                                               ---------------------------------------------------------

Total fixed charges, as defined                                 50,172    47,221    42,791    41,101    46,473   $48,339

Preferred dividends, as defined (a)                              7,610     5,123     4,878     4,878     5,347     5,500
                                                               ---------------------------------------------------------

Combined fixed charges and preferred dividends, as defined     $57,782   $52,344   $47,669   $45,979   $51,820   $53,839
                                                               =========================================================
Earnings as defined:

  Net Income                                                   $79,210   $66,661   $62,638   $41,588   $38,973   $39,213
  Add:
    Provision for income taxes:
    Total income taxes                                          41,107    26,744    28,031    17,537    22,868    23,780
    Fixed charges as above                                      50,172    47,221    42,791    41,101    46,473    48,339
                                                              ----------------------------------------------------------

Total earnings, as defined                                    $170,489  $140,626  $133,460  $100,226  $108,314  $111,332
                                                              ==========================================================

Ratio of earnings to fixed charges, as defined                    3.40      2.98      3.12      2.44      2.33      2.30
                                                              ==========================================================

Ratio of earnings to combined fixed charges and
 preferred dividends, as defined                                  2.95      2.69      2.80      2.18      2.09      2.07
                                                              ==========================================================


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(a) "Preferred dividends," as defined by SEC regulation S-K, are computed by dividing the preferred dividend requirement by one hundred percent (100%) minus the income tax rate.


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